UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Taysha Gene Therapies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

877619106

(CUSIP Number)

Paul B. Manning

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(434) 980-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,362,629[1]
	8	SHARED VOTING POWER: 2,113,704[2]
	9	SOLE DISPOSITIVE POWER: 21,362,629[1]
	10	SHARED DISPOSITIVE POWER: 2,113,704[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,476,333[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1

Consists of: (i) 58,555 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Manning that are exercisable within 60 days of August 21, 2023; (ii) 16,466,667 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; and (iii) 4,837,407 shares of the Issuer’s common stock held by The PBM 2023 Grantor Retained Annuity Trust.

2.	Consists of (i) 2,091,704 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (ii) 22,000 shares of the Issuer’s common stock held by BKB G2 Investments, LLC.
3

Consists of: (i) 58,555 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Manning that are exercisable within 60 days of August 21, 2023; (ii) 16,466,667 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; (iii) 4,837,407 shares of the Issuer’s common stock held by The PBM 2023 Grantor Retained Annuity Trust; (iv) 2,091,704 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (v) 22,000 shares of the Issuer’s common stock held by BKB G2 Investments, LLC.

4

This percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023; (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023; and (iii) options exercisable for 58,555 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Manning that are exercisable within 60 days of August 21, 2023.

1	NAMES OF REPORTING PERSONS: The Paul B. Manning Revocable Trust dated May 10, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,466,667
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 16,466,667
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,466,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023 and (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023.

1	NAMES OF REPORTING PERSONS: The PBM 2023 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,837,407
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,837,407
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,837,407
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023 and (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023.

1	NAMES OF REPORTING PERSONS: BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,091,704
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,091,704
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,091,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023 and (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023.

1	NAMES OF REPORTING PERSONS: BKB G2 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 22,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 22,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023 and (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023.

INTRODUCTION

This Amendment No. 2 (the “Amendment”) to schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2020 and amended on November 2, 2022 (the “Schedule 13D”), filed on behalf of Paul B. Manning, The Paul B. Manning Revocable Trust dated May 10, 2000 and BKB Growth Investments, LLC, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Taysha Gene Therapies, Inc., a Delaware corporation (the “Issuer” or “Taysha”). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This Schedule 13D is filed by (i) Paul B. Manning (“Mr. Manning”); (ii) The Paul B. Manning Revocable Trust dated May 10, 2000, a trust governed under the laws of the Commonwealth of Virginia (the “Revocable Trust”); (iii) The PBM 2023 Grantor Retained Annuity Trust, a trust governed under the laws of the Commonwealth of Virginia (the “Annuity Trust”); (iv) BKB Growth Investments, LLC, a Delaware Limited Liability Company (“BKB”); and (v) and BKB G2 Investments, LLC, a Delaware Limited Liability Company (“BKB G2” and together with Mr. Manning, Revocable Trust, Annuity Trust and BKB, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is 200 Garrett Street, Suite S, Charlottesville, VA 22902.

(c)

The principal purpose and occupation of Mr. Manning is chief executive officer of PBM Capital Group, LLC, a private equity investment firm. The principal business of each of the Revocable Trust and the Annuity Trust is estate planning for Mr. Manning. The principal purpose and occupation of each of BKB and BKB G2 is private investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Manning is a citizen of the United States. Each of the Revocable Trust and the Annuity is a trust governed under the laws of the Commonwealth of Virginia. Each of BKB and BKB G2 is a Delaware Limited Liability Company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented as follows:

On August 16, the Revocable Trust purchased 16,466,667 shares of Common Stock in a private placement transaction (the “PIPE”) for an aggregate purchase price of $14.8 million.

The funds used by the Purchaser to acquire the securities described immediately above were obtained from the Mr. Manning’s personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)	As of the date hereof, Mr. Manning holds options exercisable for 58,555 shares of Common Stock within 60 days of August 21, 2023.

As of the date hereof, the Revocable Trust is the record owner of 16,466,667 shares of Common Stock. Mr. Manning is the Trustee of the Revocable Trust and has sole voting and dispositive power over the shares.

As of the date hereof, the Annuity Trust is the record owner of 4,837,407 shares of Common Stock. Mr. Manning is the Trustee of the Annuity Trust and has sole voting and dispositive power over the shares.

As of the date hereof, BKB is the record owner of 2,091,704 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

As of the date hereof, BKB G2 is the record owner of 22,000 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

Mr. Manning may be deemed to beneficially own 12.6% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023; (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023; and (iii) options exercisable for 58,555 shares within 60 days of August 21, 2023.

The Revocable Trust, Annuity Trust, BKB and BKB G2 may be deemed to beneficially own 8.8%, 2.6%, 1.1% and 0.0%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023 and (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023.

Collectively, the Reporting Persons beneficially own an aggregate of 23,476,333 shares of Common Stock, which represents 12.6% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon the sum of (i) 64,465,037 shares of Common Stock outstanding as of August 14, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 14, 2023; (ii) 122,412,376 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on August 16, 2023; and (iii) options exercisable for 58,555 shares within 60 days of August 21, 2023.

(c)	Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented as follows:

Securities Purchase Agreement

In connection with the PIPE, the Revocable Trust entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain institutional and other accredited investors (together with the Revocable Trust, the “Purchasers”), pursuant to which the Issuer agreed to sell and issue to the Purchasers in a private placement transaction (i) 122,412,376 shares of the Issuer’s Common Stock, and (ii) with respect to certain Purchasers (not including the Revocable Trust), pre-funded warrants to purchase 44,250,978 shares of Common Stock in lieu of Shares. The purchase price per share of Common Stock is $0.90 per share.

Pursuant to the Purchase Agreement, the Issuer has agreed to prepare and file, no later than August 31, 2023 (the “Filing Deadline”), one or more registration statements with the SEC to register for resale the Common Stock issued under the Purchase Agreement (the “Registrable Securities”), and to cause the applicable registration statements to become effective within a specified period after the Filing Deadline (the “Effectiveness Deadline”). The Issuer also agreed to use its best efforts to keep such registration statement effective until the earlier of (i) the third anniversary of the date the initial registration statement is declared effective, or (ii) the date all shares held by or issuable to a holder of Common Stock may be sold under Rule 144 without being subject to any volume, manner of sale or publicly available information requirements.

In the event the registration statement has not been filed by the Filing Deadline or has not been declared effective by the SEC by the Effectiveness Deadline, subject to certain limited exceptions, the Issuer has agreed to make pro rata payments to the Purchasers as liquidated damages in an amount equal to 1.0% of its Subscription Amount, as defined in the Purchase Agreement, per 20-day period or pro rata for any portion thereof for each such 20-day period during which such event continues, subject to certain caps set forth in the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties and covenants that were made solely for the benefit of the parties to the Purchase Agreement. The Issuer has granted the Purchasers customary indemnification rights in connection with the registration statement. The Purchasers have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Securities Purchase Agreement, which is attached hereto as Exhibit E and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and supplemented as follows:

A.	Agreement regarding filing of joint Schedule 13D.
E.

Form of Securities Purchase Agreement, dated August 14, 2023, by and among Taysha Gene Therapies, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Paul B. Manning
Name: Paul B. Manning

THE PAUL B. MANNING REVOCABLE TRUST DATED MAY 10, 2000

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Trustee

THE PBM 2023 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Trustee

BKB GROWTH INVESTMENTS, LLC

By: Tiger Lily Capital, LLC, its Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager

BKB G2 INVESTMENTS, LLC

By: Tiger Lily Capital, LLC, its Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager